FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Legrand Holding S.A.
(Translation of registrant’s name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:	Unaudited Consolidated Condensed Financial Statements of Legrand Holding S.A. (French GAAP), as of and for the period ended September 30, 2004

Unaudited Consolidated Condensed Financial Statements of Legrand SAS (French GAAP), as of and for the period ended September 30, 2004

LEGRAND HOLDING SA FRENCH GAAP

NON AUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2004

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Consolidated statements of income FRENCH GAAP

	Nine-month period ended Sept 30, 2004	Nine-month period ended Sept 30, 2003

	€ in millions

Net sales	2,203.2	2,069.3

Operating expenses
Cost of goods sold	(1,175.3)	(1,249.5)
Administrative and selling expenses	(563.0)	(549.4)
Research and development expenses	(186.5)	(194.8)
Other operating income (expenses)	8.7	(0.8)
Amortization of goodwill	(32.3)	(31.6)

Operating income (loss)	254.8	43.2

Interest income (expense)	(179.7)	(128.8)
Profits (losses) from disposal of fixed assets	5.1	2.6
Other income (expenses)	(16.1)	(25.5)

Income (loss) before taxes, minority interests and equity in earnings of investees	64.1	(108.5)

Income taxes	(43.4)	14.6

Net income (loss) before minority interests and equity in earnings of investees	20.7	(93.9)

Minority interests	(1.0)	(0.9)
Equity in earnings of investees	2.2	2.0

Net income (loss) attributable to Legrand Holding	21.9	(92.8)

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Consolidated balance sheets FRENCH GAAP

	Sept 30, 2004	Dec 31, 2003

	€ in millions
ASSETS
Current assets
Cash and cash equivalents	68.8	67.9
Marketable securities	5.5	32.6
Restricted cash	41.7	37.0
Trade accounts receivable	543.8	509.9
Deferred income taxes	35.3	34.7
Other current assets	100.7	112.1
Inventories	426.7	385.5

Total current assets	1,222.5	1,179.7

Property, plant and equipment, net	842.6	914.9
Investments	19.5	21.8
Goodwill, net	781.2	810.4
Trademarks, net	1,591.9	1,591.1
Developed Technology, net	368.3	449.9
Restricted cash	63.0	90.5
Deferred income taxes	34.7	32.3
Other non-current assets	87.6	93.9

	3,788.8	4,004.8

Total assets	5,011.3	5,184.5

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	Sept 30, 2004	Dec 31, 2003

	€ in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	168.1	130.8
Accounts and notes payable	299.7	252.7
Deferred income taxes	3.0	3.0
Other current liabilities	341.5	328.4

Total current liabilities	812.3	714.9

Deferred income taxes	158.8	168.3
Other non-current liabilities	226.4	227.3
Long-term borrowings	1,999.1	2,308.8
Subordinated securities	79.7	108.9

Payment-In-Kind loans (PIK)	1,257.9	1,213.6

Minority interests	18.8	18.2

Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(233.7)	(255.8)
Translation reserve	(67.4)	(79.1)

	458.3	424.5

Total liabilities and shareholders' equity	5,011.3	5,184.5

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Consolidated statements of cash flows FRENCH GAAP

	Nine-month period ended Sept 30, 2004	Nine-month period ended Sept 30, 2003

	€ in millions

Net income attributable to Legrand Holding	21.9	(92.8)
Reconciliation of net income to net cash provided from (used in) operating activities :
– depreciation of tangible assets	107.6	117.1
– amortization of intangible assets	132.4	143.1
– changes in long-term deferred taxes	(13.8)	(24.7)
– changes in other long-term assets and liabilities	(2.7)	(22.6)
– minority interests	1.0	0.9
– equity in earnings of investees	(2.2)	(2.0)
– other items having impacted the cash	51.0	121.3
(Gains) losses on fixed asset disposals	(5.2)	(1.5)
(Gains) losses on sales of securities	0.2	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities :
– inventories	(38.0)	3.9
– accounts receivable	(29.9)	(21.2)
– accounts and notes payable	45.8	1.6
– other operating assets and liabilities	41.7	(47.0)

Net cash (used in) provided from operating activities	309.8	176.1

Net proceeds from sales of fixed assets	33.9	11.2
Capital expenditures	(64.9)	(84.0)
Proceeds from sales of marketable securities	53.6	220.1
Investments in marketable securities	(3.4)	(5.6)
Investments in consolidated entities	0.0	(50.8)
Investments in non-consolidated entities	0.1	0.0

Net cash (used in) provided from investing activities	19.3	90.9

Related to shareholders' equity :
– capital increase	0.0	0.0
– dividends paid by Legrand Holding's subsidiaries	(0.7)	(0.5)
Other financing activities :
– reduction of subordinated securities	(29.2)	(40.6)
– new borrowings	4.7	611.3
– repayment of borrowings	(309.9)	(705.2)
– debt issuance cost	0.0	(7.4)
– increase (reduction) of commercial paper	0.0	(508.0)
– increase (reduction) of bank overdrafts	3.6	(83.0)

Net cash (used in) provided from financing activities	(331.5)	(733.4)

Net effect of currency translation on cash	3.3	12.5
Increase (reduction) of cash and cash equivalents	0.9	(453.9)
Cash and cash equivalents at the beginning of the period	67.9	559.0

Cash and cash equivalents at the end of the period	68.8	105.1

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Accounting policies and details

1)	Basis of presentation and accounting policies

The Group’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They differ from those generally accepted in the United States of America with respect to the presentation of the statement of income, in the computation and presentation of the operating expenses and the application of FAS 133, of FAS 142 and of EITF-93-16.

In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group’s consolidated financial position as of September 30, 2004, and the consolidated results of operations and cash flows for the period ended September 30, 2004. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand Holding SA’s Annual Report on Form 20-F for the year ended December 31, 2003. The results of operations for the period ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

2)	Inventories

Inventories are comprised of the following:

	Sept 30, 2004	Dec 31, 2003

	€ in millions

Purchased raw-materials and parts	143.8	129.5
Sub-assemblies, work in process	92.1	89.1
Finished goods	253.9	227.7

	489.8	446.3
Less allowances	(63.1)	(60.8)

	426.7	385.5

3)	Long-term borrowings

Long-term borrowings are comprised of the following:

	Sept 30, 2004	Dec 31, 2003

	€ in millions

Senior credit agreement	1,001.3	1,323.8
High-Yield notes	601.1	601.1
8 1/2 % debentures	314.2	306.7
Other long-term borrowings	82.5	77.2

	1,999.1	2,308.8

On February 12, 2003, the Group issued (i) $350 million of senior notes due 2013 and bearing interest at 10 ½% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (together the “High Yield Notes”). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, the Group issued a subordinated shareholder PIK loan (the “Subordinated Shareholder PIK Loan”) in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to repay a €600 million loan under the mezzanine credit agreement and to repay a related party loan in the amount of €1,156 million made to a subsidiary of the Group in connection with the acquisition of Legrand on December 10, 2002 with the proceeds from preferred equity certificates issued by the related party.

The Subordinated Shareholder PIK Loan bears interest of 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group’s ultimate parent, Lumina Parent Sarl.

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4)	Short-term borrowings

Short-term borrowings are comprised of the following:

	Sept 30, 2004	Dec 31, 2003

	€ in millions

Current portion of long-term debt	41.1	54.2
Current portion of capital leases	7.3	5.8
Bank overdrafts	37.6	39.4
Other short-term borrowings	82.1	31.4

	168.1	130.8

5)	Comprehensive income

The components of comprehensive income are as follows:

	Nine-month period ended Sept 30, 2004	Nine-month period ended Sept 30, 2003

	€ in millions

Net income (loss)	21.9	(92.8)
Foreign currency translation adjustments	11.7	(54.8)

Comprehensive income (loss)	33.6	(147.6)

6)	Commitments and contingencies

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

The group uses certain facilities under lease agreements and leases certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Sept 30, 2004

€ in millions

Payable within one year	19.1
Payable in one to two years	17.1
Payable in two to three years	13.5
Payable in three to four years	7.6
Payable in four to five years	5.2
Subsequent years	17.5

80.0

Rights of first refusal and first offer:

Pursuant to the acquisition of Legrand by the Group, Schneider had a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and has a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

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7)	Subsequent events

We have no knowledge of subsequent events.

8)	Stock-options

The Company has one stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of € 1.00/share and for a term of 9 years. Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees. Employee options may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant. In addition, the number of options, if any, that vest is contingent upon the internal rate of return achieved with respect to Lumina Parent’s (the Company’s ultimate parent) investment in the Company. As of September 30, 2004, the Company had 1,090,453 options available for grant pursuant to existing authorizations under approved plans.

A summary of the activity pursuant to the Company’s stock option plan is presented below :

Subscription plan

Balance at the end of 2002	0

Options granted	9,555,516
Options exercised	0
Options cancelled	(557,000)

Balance at the end of 2003	8,998,516

Options granted	2,298,200
Options exercised	0
Options cancelled	(40,000)

Balance as of September 30, 2004	11,256,716

None of the outstanding options is exercisable as of September 30, 2004. The fair value at the date of grant, and at the date September 30, 2004, of the options is equal to the exercise price (i.e. € 1).

9)	Reconciliation French GAAP to US GAAP

The tables below show the U.S. GAAP reconciliations of net income and net equity prepared in accordance with US GAAP.

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RECONCILIATION OF PROFIT AND LOSS STATEMENT

	Nine-month period ended Sept 30, 2004

	€ in millions

	Legrand Holding French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassification	Legrand Holding US GAAP

Net sales	2,203.2					2,203.2

Operating expenses
Cost of goods sold	(1,175.3)					(1,175.3)
Administrative and selling expenses	(563.0)					(563.0)
Research and development expenses	(186.5)					(186.5)
Other operating expenses	8.7				(10.6)	(1.9)
Amortization of goodwill	(32.3)	32.3				0.0

Operating income (loss)	254.8	32.3	0.0	0.0	(10.6)	276.5

Interest income (expense)	(179.7)			8.0		(171.7)
Profits (losses) from disposal of fixed assets	5.1				(5.1)	0.0
Other revenues (expenses)	(16.1)			(6.7)	15.7	(7.1)

Loss before taxes, minority interests and equity in earnings of investees	64.1	32.3	0.0	1.3	0.0	97.7

Income taxes	(43.4)		(6.7)	(0.5)		(50.6)

Net loss before minority interests and equity in earnings of investees	20.7	32.3	(6.7)	0.8	0.0	47.1

Minority interests	(1.0)					(1.0)
Equity in earnings of investees	2.2					2.2

Net loss attributable to Legrand Holding	21.9	32.3	(6.7)	0.8	0.0	48.3

ANALYSIS OF AMORTIZATION EXPENSES
	Nine-month period ended Sept 30, 2004

	Legrand Holding French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassification	Legrand Holding US GAAP
Amortization of tangible assets	(107.6)					(107.6)
Amortization of intangible assets	(132.4)	32.3				(100.1)

a) Application of FAS 142

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwill and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

Pursuant to this statement, the group reversed the amortization expenses of goodwill registered under French GAAP (€ 32.3 million).

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b) Application of EITF 93-16

In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law n° 342 and the decree n°162 (April 13, 2001), retroactively applicable from January 1st, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

c) Derivative financial instruments

Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

d) Presentation of the statement of income

To comply with US GAAP, “other expenses” such as restructuring ones are classified as non-operating expenses under French Gaap are requested to be included in the operating income under US Gaap.

SUMMARY RECONCILIATION OF NET EQUITY

	Nine-month period ended Sept 30, 2004	Nine-month period ended Sept 30, 2003

	€ in millions

Net equity compliant with French Gaaps	458.3	465.6
FAS 133	(67.0)	(65.9)
EITF 93 - 16	(16.6)	(7.4)
FAS 142	57.1	31.6

Net equity compliant with US Gaaps	431.8	423.9

LEGRAND SAS FRENCH GAAP

NON AUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS SEPTEMBER 30, 2004

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Consolidated statements of income

	Legrand SAS

	Period from Jan 01,	Period from Jan 01,
	2004 to September 30,	2003 to September 30,
	2004	2003

	€ in millions

Net sales	2,203.2	2,069.3

Operating expenses
Cost of goods sold	(1,175.3)	(1,249.5)
Administrative and selling expenses	(562.8)	(549.4)
Research and development expenses	(186.5)	(194.8)
Other operating income (expenses)	8.7	(0.8)
Amortization of goodwill	(32.3)	(31.6)

Operating income (loss)	255.0	43.2

Interest income (expense)	(180.8)	(128.8)
Profit (losses) from disposal of fixed assets	5.1	2.6
Other income (expenses)	(53.6)	(25.5)

Income (loss) before taxes, minority interests and equity in earnings of investees	25.7	(108.5)

Income taxes	(57.7)	14.6

Net income (loss) before minority interests and equity in earnings of investees	(32.0)	(93.9)

Minority interests	(1.0)	(0.9)
Equity in earnings of investees	2.2	2.0

Net income (loss)	(30.8)	(92.8)

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Consolidated balance sheets

	Legrand SAS

	September 30, 2004	Dec 31, 2003

	€ in millions
ASSETS
Current assets
Cash and cash equivalent	68.8	67.9
Marketable securities	5.5	32.6
Restricted cash	41.7	37.0
Trade accounts receivable	543.8	509.9
Deferred income taxes	35.3	34.7
Other current assets	100.7	112.1
Inventories	426.7	385.5

Total current assets	1,222.5	1,179.7

Property, plant and equipment, net	842.6	914.9
Investments	19.5	21.8
Goodwill, net	781.2	810.4
Trademarks, net	1,591.9	1,591.1
Developed Technology, net	368.3	449.9
Restricted cash	63.0	90.5
Deferred income taxes	32.5	32.3
Other non-current assets	87.6	93.9

Total non-current assets	3,786.6	4,004.8

Total assets	5,009.1	5,184.5

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	Legrand SAS

	September 30, 2004	Dec 31, 2003

	€ in millions
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	160.6	130.8
Accounts and notes payable	299.7	252.7
Deferred income taxes	3.0	3.0
Other current liabilities	340.0	347.4

Total current liabilities	803.3	733.9

Deferred income taxes	170.6	167.4
Other non-current liabilities	266.1	227.3
Long-term borrowings	1,398.0	1,707.7
Subordinated securities	79.7	108.9

Related party	1,910.0	1,839.6

Minority interests	18.8	18.2

Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(329.4)	(298.8)
Translation reserve	(67.4)	(79.1)

	362.6	381.5

Total liabilities and shareholders' equity	5,009.1	5,184.5

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Consolidated statements of cash flows

	Legrand SAS

	Period from Jan 01,	Period from Jan 01,
	2004 to September 30,	2003 to September 30,
	2004	2003

	€ in millions

Net income (loss)	(30.8)	(92.8)
Reconciliation of net income to net cash :
– depreciation of tangible assets	107.6	117.1
– amortization of intangible assets	132.4	143.1
– changes in long-term deferred taxes	1.1	(24.7)
– changes in other long-term assets and liabilities	37.0	(22.6)
– minority interests	1.0	0.9
– equity in earnings of investees	(2.2)	(2.0)
– other items having impacted the cash	51.0	121.3
(Gains) losses on fixed asset disposals	(5.2)	(1.5)
(Gains) losses on sales of securities	0.2	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities :
– inventories	(38.0)	3.9
– accounts receivable	(29.9)	(21.2)
– accounts and notes payable	45.8	1.6
– other operating assets and liabilities	13.7	(47.0)

Net cash (used in) provided from operating activities	283.7	176.1

Net proceeds from sales of fixed assets	33.9	11.2
Capital expenditures	(64.9)	(84.0)
Proceeds from sales of marketable securities	53.6	220.1
Investments in marketable securities	(3.4)	(5.6)
Investments in consolidated entities	0.0	(50.8)
Investments in non-consolidated entities	0.1	0.0

Net cash (used in) provided from investing activities	19.3	90.9

Related to shareholders' equity :
– capital increase	0.0	0.0
– dividends paid by subsidiaries	(0.7)	(0.5)
Other financing activities :
– reduction of subordinated securities	(29.2)	(40.6)
– new borrowings	4.7	610.3
– repayments of borrowings	(283.8)	(704.2)
– debt issuance costs	0.0	(7.4)
– increase (reduction) of commercial paper	0.0	(508.0)
– increase (reduction) of bank overdrafts	3.6	(83.0)

Net cash (used in) provided from financing activities	(305.4)	(733.4)

Net effect of currency translation on cash	3.3	12.5
Increase (reduction) of cash and cash equivalents	0.9	(453.9)
Cash and cash equivalents at the beginning of the period	67.9	559.0

Cash and cash equivalents at the end of the period	68.8	105.1

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1)	Basis of presentation and accounting policies

The group’s consolidated financial statements are prepared, in conformity with accounting principles generally accepted in France. They differ from those generally accepted in United States of America in the presentation of the statement of income, in the computation and presentation of the operating expenses, the application of FAS 133, of FAS 142 and of EITF-93-16.

In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group’s consolidated financial position as of September 30, 2004, and the consolidated results of operations and cash flows for the period ended September 30, 2004 and 2003. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand SA’s Annual Report on Form 20-F for the year ended December 31, 2003. The results of operations for the period ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

Prior to December 10, 2002, the Group had no significant operations of its own. On December 10, 2002, Legrand SAS acquired Legrand SA, whose activities now comprise 100% of the operations of the Group.

2)	Inventories

Inventories are comprised of the following:

	Legrand SAS

	September 30, 2004	Dec 31, 2003

	€ in millions

Purchased raw materials and parts	143.8	129.5
Sub-assemblies, work-in-process	92.1	89.1
Finished goods	253.9	227.7

	489.8	446.3
Less : allowances	(63.1)	(60.8)

	426.7	385.5

3)	Long-term borrowings and related party loan

Long-term borrowings are comprised of the following:

	Legrand SAS

	September 30, 2004	Dec 31, 2003

	€ in millions

Senior credit agreement	1,001.3	1,323.8
8 ½% debentures	314.2	306.7
Other long-term borrowings	82.5	77.2

	1,398.0	1,707.7

Related party loan :

On February 12, 2003, the Group’s parent, Legrand Holding, issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 ½% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (the “High Yield Notes”). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, Legrand Holding issued a subordinated shareholder PIK loan (the “Subordinated Shareholder PIK Loan”) in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to make an intercompany funding loan to the Group in the amount of € 1,756 million. The proceeds to the Group were used to repay the €600 million loan under the mezzanine credit agreement and to repay the related party loan in the amount of €1,156 million made to Legrand SAS by the related party in connection with the acquisition of Legrand on December 10, 2002.

The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group’s ultimate parent, Lumina Parent Sarl.

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4)	Short-term borrowings

Short-term borrowings are comprised of the following:

	Legrand SAS

	September 30, 2004	Dec 31, 2003

	€ in millions

Current portion of long-term debt	41.1	54.2
Current portion of capital leases	7.3	5.8
Bank overdrafts	37.6	39.4
Other short-term borrowings	74.6	31.4

	160.6	130.8

5)	Comprehensive income

The components of comprehensive income are as follows:

	Legrand SAS

	Nine-month period	Nine-month period
	ended September 30,	ended September 30,
	2004	2003

	€ in millions

Net income (loss)	(30.8)	(92.8)
Foreign currency translation adjustments	11.7	(54.8)

Comprehensive income (loss)	(19.1)	(147.6)

6)	Commitments and contingencies

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

The group use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Legrand SAS

September 30, 2004

€ in millions

Payable until September 30, 2005	19.1
Payable until September 30, 2006	17.1
Payable until September 30, 2007	13.5
Payable until September 30, 2008	7.6
Payable until September 30, 2009	5.2
Subsequent years	17.5

80.0

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Rights of first refusal and first offer:

Pursuant to the acquisition of Legrand by the Group, Schneider has a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

7)	Subsequent events

Common and preferred shares of Legrand have ceased to be listed on the Paris stock exchange on October 2, 2003.

8)	Reconciliation French GAAP to US GAAP

The tables below show the U.S. GAAP reconciliations of net income and net equity prepared in accordance U.S. GAAP.

RECONCILIATION OF PROFIT AND LOSS STATEMENT

			Legrand SAS

		Nine-month period ended September 30, 2004

			€ in millions

	French Gaap	Goodwill	EITF 93-16	FAS 133	Reclassifi-	US Gaap
		depreciation			cation

Net sales	2,203.2					2,203.2

Operating expenses
Cost of goods sold	(1,175.3)					(1,175.3)
Administrative and selling expenses	(562.8)					(562.8)
Research and development expenses	(186.5)					(186.5)
Other operating expenses	8.7				(10.6)	(1.9)
Amortization of goodwill	(32.3)	32.3				0.0

Operating income (loss)	255.0	32.3	0.0	0.0	(10.6)	276.7

Interest income (expense)	(180.8)			8.0		(172.8)
Profits (losses) from disposal of fixed assets	5.1			0.0	(5.1)	0.0
Other revenues (expenses)	(53.6)			39.3	15.7	1.4

Income (loss) before taxes, minority interests
and equity in earnings of investees	25.7	32.3	0.0	47.3	0.0	105.3

Income taxes	(57.7)		(6.7)	(16.8)		(81.2)

Net income (loss) before minority interests
and equity in earnings of investees	(32.0)	32.3	(6.7)	30.5	0.0	24.1

Minority interests	(1.0)					(1.0)
Equity in earnings of investees	2.2					2.2

Net income (loss)	(30.8)	32.3	(6.7)	30.5	0.0	25.3

8

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ANALYSIS OF AMORTIZATION EXPENSES

			Legrand SAS
		Nine-month period ended September 30, 2004

			€ in millions

	French Gaap	Goodwill	EITF 93-16	FAS 133	Reclassifi-	US Gaap
		depreciation			cation

Amortization of tangible assets	(107.6)					(107.6)
Amortization of intangible assets	(132.4)	32.3				(100.1)

a) Application of FAS 142

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwills and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

Pursuant to this statement, the group reversed the amortization expenses of goodwills registered under French GAAP (€ 32.3 million).

b) Application of EITF 93-16

In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law n° 342 and the decree n°162 (April 13, 2001), retroactively applicable from January 1st, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

c) Derivative financial instruments

Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

d) Presentation of the statement of income

To comply with US GAAP, “other expenses” such as restructuring ones are classified as non-operating expenses under French Gaap are requested to be included in the operating income under US Gaap.

SUMMARY RECONCILIATION OF NET EQUITY

	Legrand SAS

	September 30, 2004	Dec 31, 2003

	€ in millions

Net equity compliant with French GAAP	362.6	381.5
FAS 142	57.1	23.1
EITF 93-16	(16.6)	(9.9)
FAS 133	(67.0)	(97.6)

Net equity compliant with US GAAP	336.1	297.1

9

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legrand Holding S.A. Date: November 5, 2004

By:	/s/ PATRICE SOUDAN

Name:	Patrice Soudan
Title:	Chief Financial Officer